As filed with the Securities and Exchange Commission on July 27, 2006
                                                     Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ---------------

                                   QIMONDA AG
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 ---------------

                           Federal Republic of Germany
            (Jurisdiction of incorporation or organization of issuer)

                         ------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 ---------------

                           Qimonda North America Corp.
                              Attn: General Counsel
                             1730 North First Street
                           San Jose, California 95112
                                +1 (408) 501-6000
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   Copies to:

       Ward A. Greenberg, Esq.                      Herman H. Raspe, Esq.
Cleary Gottlieb Steen & Hamilton LLP         Patterson Belknap Webb & Tyler LLP
 Main Tower, Neue Mainzer Strasse 52             1133 Avenue of the Americas
  60311 Frankfurt am Main, Germany                New York, New York 10036

                         ------------------------------

It is proposed that this filing become effective under Rule 466:
                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         ------------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) Ordinary Share
of Qimonda AG                              100,000,000            $5.00               $5,000,000             $535.00
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                  PART I

                    INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                         Location in Form of American
                                         Depositary Receipt ("Receipt")
Item Number and Caption                  Filed Herewith as Prospectus
-----------------------                  ---------------------------------------

1.   Name of Depositary and address of   Face of Receipt - Introductory Article.
     its principal executive office

2.   Title of Receipts and identity of   Face of Receipt - Top Center.
     deposited securities

Terms of Deposit:

     (i)    The amount of deposited      Face of Receipt - Upper right corner.
            securities represented by
            one American Depositary
            Share ("ADSs")

     (ii)   The procedure for voting,    Reverse of Receipt - Paragraphs (16)
            if any, the deposited        and (17).
            securities

     (iii)  The collection and           Reverse of Receipt - Paragraph (14).
            distribution of dividends

     (iv)   The transmission of          Face of Receipt - Paragraph (13);
            notices, reports and         Reverse of Receipt - Paragraph (16).
            proxy soliciting material

     (v)    The sale or exercise of      Reverse of Receipt - Paragraphs (14)
            rights                       and (16).

     (vi)   The deposit or sale of       Face of Receipt - Paragraphs (3) and
            securities resulting from    (6);
            dividends, splits or         Reverse of Receipt - Paragraphs (14)
            plans of reorganization      and (18).

     (vii)  Amendment, extension or      Reverse of Receipt - Paragraphs (22)
            termination of the deposit   and (23) (no provision for extensions).
            agreement

     (viii) Rights of holders of         Face of Receipt - Paragraph (13).
            Receipts to inspect the
            transfer books of the
            Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right  Face of Receipt - Paragraphs (2), (3),
            to deposit or withdraw       (4), (6), (7), (9) and (10).
            the underlying securities

                                         Location in Form of American
                                         Depositary Receipt ("Receipt")
Item Number and Caption                  Filed Herewith as Prospectus
-----------------------                  ---------------------------------------

     (x)    Limitation upon the          Face of Receipt - Paragraph (7);
            liability of the Depositary  Reverse of Receipt - Paragraphs (19)
                                         and (20).

     (xi)   Fees and charges which may   Face of Receipt - Paragraph (10).
            be imposed directly or
            indirectly on holders of
            ADSs

Item 2. AVAILABLE INFORMATION            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Qimonda AG (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Qimonda AG, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of July 2006.

                                        Legal entity created by the Deposit
                                        Agreement under which the American
                                        Depositary Shares registered hereunder
                                        are to be issued, each American
                                        Depositary Share representing one
                                        Ordinary Share, no par value, of Qimonda
                                        AG.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Paul Martin
                                            ------------------------------------
                                            Name:  Paul Martin
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Qimonda AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on July 25, 2006.

                                       QIMONDA AG


                                       By: /s/ Kin Wah Loh
                                           -------------------------------------
                                           Name:  Kin Wah Loh
                                           Title: Member of the Management Board

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Qimonda AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on July 25, 2006.

                                       QIMONDA AG


                                       By: /s/ Dr. Michael Majerus
                                           -------------------------------------
                                           Name:  Dr. Michael Majerus
                                           Title: Member of the Management Board

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of them singly to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 25, 2006.

Signature                                Title
---------                                -----


/s/ Kin Wah Loh
-----------------------------------      Spokesman of the Management Board
Kin Wah Loh                              President and Chief Executive Officer
(Principal Executive Officer)


/s/ Dr. Michael Majerus
-----------------------------------      Chief Financial Officer; Member of the
Dr. Michael Majerus                      Management Board
(Principal Financial and Accounting
Officer)


/s/ Thomas Seifert
-----------------------------------      Member of the Management Board
Thomas Seifert

Authorized Representative in the U.S.
QIMONDA NORTH AMERICA CORP.


By: /s/ Michael J. Munn
    -------------------------------
    Name:  Michael J. Munn
    Title: Vice President and General Counsel

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------
(a)                     Form of Deposit Agreement

(d)                     Opinion of counsel to the Depositary